UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Quicksilver Gas Services LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

74839G 106

(CUSIP Number)

John C. Cirone
777 West Rosedale Street
Fort Worth, Texas 76104
(817) 665-8620

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74839G 106	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS Quicksilver Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 5,696,752 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 5,696,752 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON HC; CO

*
Quicksilver Resources Inc. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No. 74839G 106	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS Quicksilver Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 5,696,752 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 5,696,752 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON HC; OO – limited liability company

*
Quicksilver Gas Services Holdings LLC also owns 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No. 74839G 106	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS Cowtown Gas Processing L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 5,696,752 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 5,696,752 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON PN

*
Cowtown Gas Processing L.P. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No. 74839G 106	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS Cowtown Pipeline L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 5,696,752 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 5,696,752 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON PN

*
Cowtown Pipeline L.P. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No. 74839G 106	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS Cowtown Pipeline Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 5,696,752 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 5,696,752 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON CO

*
Cowtown Pipeline Management, Inc. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No. 74839G 106	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS Cowtown Pipeline Funding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 5,696,752 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 5,696,752 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14	TYPE OF REPORTING PERSON CO

*
Cowtown Pipeline Funding, Inc. may also be deemed to beneficially own 11,513,625 subordinated units representing limited partner interests in Quicksilver Gas Services LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, which is incorporated herein by reference.

CUSIP No. 74839G 106	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS Quicksilver Gas Services GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO - limited liability company

*
Quicksilver Gas Services GP LLC, the sole general partner of Quicksilver Gas Services LP, owns 469,944 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Quicksilver Gas Services LP.

TABLE OF CONTENTS

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signatures
Joint Filing Statement

ITEM 1.      SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons as an amendment to Amendment No. 1 to Schedule 13D (the “First Amended Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2010 and the Schedule 13D, as filed with the SEC on August 24, 2007 (the “Original Schedule 13D”). This Amendment relates to common units representing limited partner interests of Quicksilver Gas Services LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 777 West Rosedale Street, Fort Worth, Texas 76104.

This Amendment is being filed in connection with the sale of 100% of Quicksilver’s interest in the Issuer pursuant to the terms of the Purchase Agreement dated July 22, 2010, among First Reserve Crestwood Holdings LLC, Processing LP, Pipeline LP and Quicksilver (the “KGS Purchase Agreement”).  Pursuant to the KGS Purchase Agreement, First Reserve Crestwood Holdings LLC will purchase from Processing LP and Pipeline LP 100% of the outstanding membership interests of Holdings, which owns 5,696,752 common units of the Issuer, 11,513,635 subordinated units representing limited partner interests in the Issuer and, through its ownership of 100% of the outstanding membership interests of the General Partner, 469,944 general partner units in the Issuer and 100% of the outstanding incentive distribution rights in the Issuer, and will purchase from Quicksilver that certain Subordinated Promissory Note issued by the Issuer to Quicksilver on August 10, 2007.  The aggregate purchase price is $701 million plus up to $72 million in future earn-out payments.  Quicksilver, Processing LP and Pipeline LP collectively are referred to as the “Selling Persons.”

ITEM 2.      IDENTITY AND BACKGROUND

(a)      This Schedule 13D is filed by (i) Quicksilver Resources Inc., a Delaware corporation (“Quicksilver”), (ii) Quicksilver Gas Services Holdings LLC, a Delaware limited liability company (“Holdings”), (iii) Cowtown Gas Processing L.P., a Texas limited partnership (“Processing LP”), (iv) Cowtown Pipeline L.P., a Texas limited partnership (“Pipeline LP”), (v) Cowtown Pipeline Management, Inc., a Texas corporation (“Management”), (vi) Cowtown Pipeline Funding, Inc., a Delaware corporation (“Funding”) and (vii) Quicksilver Gas Services GP LLC, a Delaware limited liability company (the “General Partner” and, together with Quicksilver, Holdings, Processing LP, Pipeline LP, Management and Funding, collectively, the “Reporting Persons”).

Quicksilver owns directly or indirectly 100% of each of Holdings, Processing LP, Pipeline LP, Management, Funding and the General Partner. Management is the sole general partner of each of Processing LP and Pipeline LP, and Funding is the sole limited partner of each of Processing LP and Pipeline LP. Processing LP and Pipeline LP are the only members of Holdings. Holdings is the sole member of the General Partner. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)      The business address of each of the Reporting Persons is 777 West Rosedale Street, Fort Worth, Texas 76104.

(c)      The principal business of Quicksilver is to engage in the development and production of natural gas, natural gas liquids and crude oil. The principal business of Holdings is to hold common and subordinated units in the Issuer and hold member interests in the General Partner. The principal business of each of Processing LP and Pipeline LP is to hold member interests in Holdings. The principal business of Management is to hold general partner interests in each of Processing LP and Pipeline LP. The principal business of Funding is to hold limited partner interests in each of Processing LP and Pipeline LP. The principal business of the General Partner is to hold the general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.

(d) – (e)    During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Quicksilver, Holdings, Processing LP, Pipeline LP, Management, Funding or the General Partner has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSOLIDATION

Not applicable.

ITEM 4.      PURPOSE OF TRANSACTION

This Amendment is being filed in connection with the sale of 100% of Quicksilver’s interest in the Issuer pursuant to the terms of the KGS Purchase Agreement.  Pursuant to the KGS Purchase Agreement, First Reserve Crestwood Holdings LLC will purchase from Processing LP and Pipeline LP 100% of the outstanding membership interests of Holdings, which owns 5,696,752 common units of the Issuer, 11,513,635 subordinated units representing limited partner interests in the Issuer and, through its ownership of 100% of the outstanding membership interests of the General Partner, 469,944 general partner units in the Issuer and 100% of the outstanding incentive distribution rights in the Issuer, and will purchase from Quicksilver that certain Subordinated Promissory Note issued by Issuer to Quicksilver on August 10, 2007.  The aggregate purchase price is $701 million plus up to $72 million in future earn-out payments.   Upon consummation of the these transactions, the Selling Persons will dispose of 100% of their interests in the Issuer.

The KGS Purchase Agreement is filed as an exhibit to this Amendment and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)      The subordinated units owned of record by Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer’s Second Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”). The Issuer may grant options to purchase common units, common unit appreciation rights, restricted common units and phantom common units to employees, consultants, officers and directors of the General Partner and its affiliates pursuant to the Issuer’s 2007 Equity Plan adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the 2007 Equity Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

(b)      None.

(c)      None.

(d)      The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Quicksilver. Some of Quicksilver’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership in Holdings, the General Partner’s sole member, Quicksilver has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.

(e)      The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.

(f)      None.

(g)      None.

(h)      None.

(i)      None.

(j)      Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Subject to compliance with the terms of the KGS Purchase Agreement and applicable law, the Reporting Persons may at any time, or from time to time, acquire additional common units of the Issuer or dispose of their common units of the Issuer, complete or choose not to complete the transactions contemplated by the KGS Purchase Agreement; change the terms of the KGS Purchase Agreement, including the price, conditions, or scope of the transactions; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the KGS Purchase Agreement; agree to sell their common units of the Issuer to third parties other than First Reserve Crestwood Holdings LLC; otherwise seek control or seek to influence the management and policies of the Company; or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) (1) Holdings is the record and beneficial owner of 5,696,752 common units, which based on there being 16,988,466 common units outstanding as of January 7, 2010, represents 33.5% of the outstanding common units. Holdings also is the record owner of 11,513,625 subordinated units, which represent all of the outstanding subordinated units as of January 7, 2010. Each subordinated unit may be converted into one common unit upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Holdings, as the sole member of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

(2)      Quicksilver, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,696,752 common units held of record by Holdings, which based on there being 16,988,466 common units outstanding as of January 7, 2010, represents 33.5% of the outstanding common units. Quicksilver, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 11,513,625 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of January 7, 2010. Each subordinated unit may be converted into one common unit upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Quicksilver, as the indirect 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

(3)      Processing LP and Pipeline LP, as the only members of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,696,752 common units held of record by Holdings, which based on there being 16,988,466 common units outstanding as of January 7, 2010, represents 33.5% of the outstanding common units. Processing LP and Pipeline LP, as the only members of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 11,513,625 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of January 7, 2010. Each subordinated unit may be converted into one common unit upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Processing LP and Pipeline LP, as the only members of Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

(4)      Management and Funding, as the sole general partner and sole limited partner, respectively, of each of Processing LP and Pipeline LP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 5,696,752 common units held of record by Holdings, which based on there being 16,988,466 common units outstanding as of January 7, 2010, represents 33.5% of the outstanding common units. Management and Funding, as the sole general partner and sole limited partner, respectively, of each of Processing LP and Pipeline LP, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 11,513,625 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of January 7, 2010. Each subordinated unit may be converted into one common unit upon the termination of the subordination period as set forth in the Issuer’s Partnership Agreement. Management and Funding, as the sole general partner and sole limited partner, respectively, of each of Processing LP and Pipeline LP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

(5)      The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 469,944 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

(6)      See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.

(b)      The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)      Except as described in Schedule 1, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.

(d)      The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement.

Cash Distributions

The Issuer generally makes cash distributions, of which approximately 98% are paid to its unitholders pro rata, including the General Partner and its affiliates, as the holders of an aggregate 5,696,752 common units and 11,513,625 subordinated units, and 1.6% to the General Partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, the General Partner is entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Conversion of Subordinated Units

The subordination period generally will end if the Issuer has earned and paid at least $0.3000 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2010. If the Issuer has earned and paid at least $0.4500 per quarter (150% of the minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any four-quarter period, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. The subordination period will also terminate automatically if the General Partner is removed without cause and the units held by the General Partner and its affiliates are not voted in favor of removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s common and subordinated units, including common and subordinated units owned by the General Partner and its affiliates. Upon consummation of the Offering, the General Partner and its affiliates owned an aggregate of 60.4% of the common and subordinated units. This will give the General Partner the ability to prevent its involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Quicksilver Gas Services GP LLC as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), Holdings has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2008 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner

LLC Agreement filed as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 which is incorporated in its entirety in this Item 6.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit A
Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on February 22, 2008 and incorporated herein in its entirety by reference).

Exhibit B
Omnibus Agreement among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP (filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on August 16, 2007 and incorporated herein in its entirety by reference).

Exhibit C
First Amended and Restated Limited Liability Company Agreement of Quicksilver Gas Services GP LLC (attached as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 and incorporated herein in its entirety by reference).

Exhibit D
Waiver, dated November 19, 2009, by Quicksilver Gas Services GP LLC (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on November 23, 2009 and incorporated herein in its entirety by reference).

Exhibit E
Waiver, dated November 19, 2009, by Quicksilver Resources Inc. (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on November 23, 2009 and incorporated herein in its entirety by reference).

Exhibit F
Option, Right of First Refusal, and Waiver in Amendment to Omnibus Agreement and Gas Gathering and Processing Agreement, dated as of June 9, 2009, among Quicksilver Resources Inc., Quicksilver Gas Services LP, Quicksilver Gas Services GP LLC, Cowtown Pipeline Partners L.P. and Cowtown Gas Processing Partners L.P. (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on June 11, 2009 and incorporated herein in its entirety by reference).

Exhibit G	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-83088) filed with the Commission on August 24, 2007 and incorporated herein in its entirety by reference).

Exhibit H
Purchase Agreement dated of July 22, 2010 among First Reserve Crestwood Holdings LLC, Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources Inc. (attached as Exhibit 2.1 to the Quicksilver’s current report on Form 8-K filed with the Commission on July 23, 2010 and incorporated herein in its entirety by reference)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           July 23, 2010

QUICKSILVER RESOURCES INC.

By:	/s/ Thomas F. Darden
	Name:	Thomas F. Darden
	Title:	Chairman of the Board

QUICKSILVER GAS SERVICES HOLDINGS LLC

By:	/s/ Thomas F. Darden
	Name:	Thomas F. Darden
	Title:	President and Chief Executive Officer

COWTOWN GAS PROCESSING L.P.

By:	Cowtown Pipeline Management, Inc., its general partner

By:	/s/ Thomas F. Darden
	Name:	Thomas F. Darden
	Title:	Chairman of the Board

COWTOWN PIPELINE L.P.

By:	Cowtown Pipeline Management, Inc., its general partner

By:	/s/ Thomas F. Darden
	Name:	Thomas F. Darden
	Title:	Chairman of the Board

COWTOWN PIPELINE MANAGEMENT, INC.

By:	/s/ Thomas F. Darden
	Name:	Thomas F. Darden
	Title:	Chairman of the Board

COWTOWN PIPELINE FUNDING, INC.

By:	/s/ Thomas F. Darden
	Name:	Thomas F. Darden
	Title:	Chairman of the Board

QUICKSILVER GAS SERVICES GP LLC

By:	/s/ Thomas F. Darden
	Name:	Thomas F. Darden
	Title:	President and Chief Executive Officer

SCHEDULE 1

Executive Officers of Quicksilver Resources Inc.

Thomas F. Darden
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 114,575 (less than 1%)* includes 23,837 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

Glenn Darden
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 114,575 (less than 1%)* includes 23,837 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

Anne Darden Self
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President-Human Resources
Citizenship: USA
Amount Beneficially Owned: 86,865 (less than 1%)* includes 4,811 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

Paul J. Cook
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Executive Vice President-Operations
Citizenship: USA
Amount Beneficially Owned: 16,180 (less than 1%) includes 12,493 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

Philip Cook
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Senior Vice President — Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 14,748 (less than 1%) includes 10,747 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

John C. Cirone
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 9,411 (less than 1%) includes 6,944 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

John C. Regan
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President, Controller and Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 2,616 (less than 1%) includes 2,616 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

Robert N. Wagner
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Vice President — Reservoir Engineering
Citizenship: USA
Amount Beneficially Owned: 0

Board of Directors of Quicksilver Resources Inc.

Thomas F. Darden
(see above)

Glenn Darden
(see above)

Anne Darden Self
(see above)

Steven M. Morris
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: President of Morris & Company, a private investment firm
Citizenship: USA
Amount Beneficially Owned: 19,000 (less than 1%)

W. Yandell Rogers, III
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Chief Executive Officer of Priest River Ltd. and Lewiston Atlas Ltd., each a privately-owned holding company
Citizenship: USA
Amount Beneficially Owned: 0

Mark J. Warner
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Senior Director of Natural Resource Investments of The University of Texas Investment Management Company
Citizenship: USA
Amount Beneficially Owned: 1,500

W. Byron Dunn
Address: c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Principal of Tubular Synergy Group L.P., a wholesale marketer of steel tubular products
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Quicksilver Gas Services Holdings LLC

Thomas F. Darden
(see above)

Paul J. Cook
(see above)

John C. Cirone
(see above)

Philip Cook
(see above)

2

John C. Regan
(see above)

Members of Quicksilver Gas Services Holdings LLC

Cowtown Gas Processing L.P.
See below for information regarding Cowtown Pipeline Management, Inc., the general partner of Cowtown Gas Processing L.P.

Cowtown Pipeline L.P.
See below for information regarding Cowtown Pipeline Management, Inc., the general partner of Cowtown Pipeline L.P.

General Partner of Cowtown Gas Processing L.P.

See below for information regarding the board of directors and executive officers of Cowtown Pipeline Management, Inc., the general partner of Cowtown Gas Processing L.P.

General Partner of Cowtown Pipeline L.P.

See below for information regarding the board of directors and executive officers of Cowtown Pipeline Management, Inc., the general partner of Cowtown Pipeline L.P.

Executive Officers of Cowtown Pipeline Management, Inc.

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Paul J. Cook
(see above)

Philip Cook
(see above)

John C. Cirone
(see above)

John C. Regan
(see above)

Board of Directors of Cowtown Pipeline Management, Inc.

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Philip Cook
(see above)

Executive Officers of Cowtown Pipeline Funding, Inc.

Glenn Darden
(see above)

3

Thomas F. Darden
(see above)

Paul J. Cook
(see above)

Philip Cook
(see above)

John C. Cirone
(see above)

John C. Regan
(see above)

Board of Directors of Cowtown Pipeline Funding, Inc.

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Philip Cook
(see above)

Executive Officers of Quicksilver Gas Services GP LLC

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Paul J. Cook
(see above)

Philip Cook
(see above)

John C. Cirone
(see above)

John C. Regan
(see above)

Board of Directors of Quicksilver Gas Services GP LLC
Glenn Darden
(see above)

Thomas F. Darden
(see above)

Paul J. Cook
(see above)

Philip Cook
(see above)

4

Alvin Bledsoe
Address: c/o Quicksilver Gas Services GP LLC, 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 48,412 (less than 1%) includes 2,478 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

Philip D. Gettig
Address: c/o Quicksilver Gas Services GP LLC, 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 8,917 includes 2,478 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

John W. Somerhalder II
Address: c/o Quicksilver Gas Services GP LLC, 777 West Rosedale Street, Fort Worth, Texas 76104
Principal Occupation: President, Chief Executive Officer and a Director of AGL Resources Inc., a publicly-held energy services holding company whose principal business is the distribution of natural gas
Citizenship: USA
Amount Beneficially Owned: 18,788 (less than 1%) includes 6,454 common units received on January 4, 2010 upon vesting of phantom units pursuant to the 2007 Equity Plan.

*	76,100 of these common units are held by the Darden Irrecovable Asset Trust, of which Thomas F. Darden, Glenn Darden and Anne Darden Self are co-trustees

5

EXHIBIT INDEX

Exhibit A
Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on February 22, 2008 and incorporated herein in its entirety by reference).

Exhibit B
Omnibus Agreement among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP (filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on August 16, 2007 and incorporated herein in its entirety by reference).

Exhibit C
First Amended and Restated Limited Liability Company Agreement of Quicksilver Gas Services GP LLC (attached as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 and incorporated herein in its entirety by reference).

Exhibit D
Waiver, dated November 19, 2009, by Quicksilver Gas Services GP LLC (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on November 23, 2009 and incorporated herein in its entirety by reference).

Exhibit E
Waiver, dated November 19, 2009, by Quicksilver Resources Inc. (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on November 23, 2009 and incorporated herein in its entirety by reference).

Exhibit F
Option, Right of First Refusal, and Waiver in Amendment to Omnibus Agreement and Gas Gathering and Processing Agreement, dated as of June 9, 2009, among Quicksilver Resources Inc., Quicksilver Gas Services LP, Quicksilver Gas Services GP LLC, Cowtown Pipeline Partners L.P. and Cowtown Gas Processing Partners L.P. (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-33631) filed with the Commission on June 11, 2009 and incorporated herein in its entirety by reference).

Exhibit G	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-83088) filed with the Commission on August 24, 2007 and incorporated herein in its entirety by reference).

Exhibit H
Purchase Agreement dated of July 22, 2010 among First Reserve Crestwood Holdings LLC, Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources Inc. (attached as Exhibit 2.1 to the Quicksilver’s current report on Form 8-K filed with the Commission on July 23, 2010 and incorporated herein in its entirety by reference)